Exhibit 99.2

Einladung zur ordentlichen Generalversammlung
der Auris Medical Holding AG 8. April 2016, 10:00 Uhr (Saalöffnung 9:30 Uhr) Hotel St. Gotthard Bahnhofstrasse 87 8021 Zürich
Invitation to the Annual General Meeting of Shareholders
of Auris Medical Holding AG April 8, 2016, 10am CET (doors open at 9:30am CET) Hotel St. Gotthard Bahnhofstrasse 87 8021 Zürich

Traktanden
1	Genehmigung des Lageberichts, der Jahresrechnung und der Konzernrechnung für das Geschäftsjahr 2015
Der Verwaltungsrat beantragt die Genehmigung des Lageberichts, der Jahresrechnung und der Konzernrechnung für das Geschäftsjahr 2015.

2	Entlastung der Mitglieder des Verwaltungsrats und der mit der Geschäftsführung der Gesellschaft betrauten Personen
Der Verwaltungsrat beantragt, seinen Mitgliedern und den mit der Geschäftsführung beauftragten Personen für das Geschäftsjahr 2015 die Entlastung zu erteilen.

3	Verwendung des Jahresergebnisses
Jahresverlust 2015	CHF (635’871)
Verlustvortrag	CHF (34’193’525)
Bilanzverlust	CHF (34’829’396)

Der Verwaltungsrat beantragt, den Jahresverlust von CHF 635’871 auf die neue Rechnung vorzutragen.

4	Statutenänderungen

4.1	Erneuerung und Anpassung des Genehmigten Aktienkapitals
Der Verwaltungsrat beantragt, das genehmigte Kapital von CHF 1’204’706 auf CHF 6’860’000 zu erhöhen und Artikel 3a der Statuten zu ändern, sodass die Bestimmung neu wie folgt lautet:

Artikel 3a Genehmigtes Aktienkapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 8. April 2018 das Aktienkapital im Maximalbetrag von CHF 6'860'000.00 durch Ausgabe von höchstens 17'150'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 zu erhöhen.

Erhöhungen in Teilbeträgen sind gestattet. Der Verwaltungsrat kann neue Aktien auch mittels Festübernahme oder auf eine andere Weise durch eine oder mehrere Banken und anschliessendem Angebot an Aktionäre oder Dritte ausgeben. Der Verwaltungsrat legt die Art der Einlagen, den Ausgabebetrag, den Zeitpunkt der Ausgabe, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der Bezugsrechte, welche nicht ausgeübt wurden, und den Beginn der Dividendenberechtigung fest. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen.
Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, können vom Verwaltungsrat anderweitig im Interesse der Gesellschaft verwendet werden.
Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre zu beschränken oder aufzuheben und Dritten, oder der Gesellschaft, zuzuweisen im Fall der Verwendung der Aktien: a) für Zwecke der Erweiterung des Aktionärskreises in bestimmten Investorenmärkten oder im Rahmen der Kotierung, Handelszulassung oder Registrierung der Aktien an inländischen oder ausländischen Börsen; b) im Zusammenhang mit einem Aktienangebot, um die einer oder mehreren Banken gewährte Mehrzuteilungsoption (Over-Allotment Option) abzudecken; c) für Aktienplatzierungen, wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Markpreises festgesetzt wird; d) für die Beteiligung von Mitarbeitern, Mitgliedern des Verwaltungsrats und Beratern der Gesellschaft oder ihrer Tochtergesellschaften nach Massgabe eines oder mehrerer vom Verwaltungsrat erlassenen Reglemente; e) für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen, den Erwerb von Produkten, Immaterialgüterrechten, Lizenzen oder neue Investitionsvorhaben oder im Falle einer privaten oder öffentlichen Aktienplatzierung für die Finanzierung und/oder Refinanzierung solcher Transaktionen; f) für die rasche und flexible Beschaffung von Eigenkapital, welche ohne Entzug des Bezugsrechts nur schwer zu schlechteren Bedingungen möglich wäre, oder g) für den Erwerb einer Beteiligung an der Gesellschaft durch einen strategischen Partner (einschliesslich im Falle eines öffentlichen Übernahmeangebots).

Erläuterung: Die Gesellschaft hat in den Jahren 2014 und 2015 im Rahmen öffentlicher Angebote Aktien gestützt auf Artikel 3a ausgegeben, wodurch sich das genehmigte Kapital auf CHF 1.2 Millionen verringerte. Die Ermächtigung zur Ausgabe von Aktien aus diesem genehmigten Kapital endet am 30. Juni 2016. Um die Finanzierung der zukünftigen Unternehmensentwicklung zu ermöglichen und die finanzielle Flexibilität zu erhöhen, beantragt der Verwaltungsrat der Generalversammlung die Erhöhung des genehmigten Kapitals auf CHF 6.86 Millionen und die Anpassung von Artikel 3a der Statuten. Die Ermächtigung zur Erhöhung des Aktienkapitals um CHF 6.86 Millionen ist für zwei Jahre gültig.

4.2	Erhöhung und Anpassung des Bedingten Aktienkapitals
Der Verwaltungsrat beantragt, das bedingte Kapital zu Finanzierungszwecken von CHF 2’000’000 auf CHF 4’860’000 zu erhöhen und das bedingte Kapital für Beteiligungspläne von CHF 570’247.60 auf CHF 2‘000’000 zu erhöhen sowie Artikel 3b der Statuten zu ändern, sodass die Bestimmung neu wie folgt lautet:

Artikel 3b

Bedingtes Kapital zu Finanzierungszwecken

Das Aktienkapital wird im Maximalbetrag von CHF 4'860'000.00 durch Ausgabe von höchstens 12'150'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen, ähnlichen Obligationen, Darlehen oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden, und/oder durch Ausübung von Optionsrechten, welche von der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden („Finanzinstrumente“). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Finanzinstrumenten berechtigt. Die Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen.

Der Verwaltungsrat kann bei der Ausgabe von Finanzinstrumenten das Vorwegzeichnungsrecht der Aktionäre ganz oder teilweise ausschliessen:
a) zur Finanzierung und Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen, Produkten, Immaterialgüterrechten, Lizenzen, Kooperationen oder von neuen Investitionsvorhaben der Gesellschaft;
b) wenn die Ausgabe auf nationalen oder internationalen Kapitalmärkten einschliesslich Privatplatzierungen erfolgt; oder
c) zum Zwecke einer Festübernahme der Finanzinstrumente durch eine Bank oder ein Bankkonsortium mit anschliessendem öffentlichem Angebot.
Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind i) die Finanzinstrumente zu Marktbedingungen zu platzieren; ist ii) die Ausübungs-, Wandel- oder Tauschfrist der Finanzinstrumente auf höchstens 10 Jahre ab dem Zeitpunkt der Emission anzusetzen, und ist iii) der Umwandlungs-, Tausch- oder sonstige Ausübungspreis der Finanzinstrumente unter Berücksichtigung des Marktpreises festzulegen.

Bedingtes Kapital für Beteiligungspläne

Das Aktienkapital wird unter Ausschluss des Bezugs- und Vorwegzeichnungsrechts im Maximalbetrag von CHF 2'000'000.00 durch Ausgabe von höchstens 5'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.40 erhöht durch Ausgabe von Aktien infolge Ausübung von Optionen oder diesbezüglichen Bezugsrechten, welche Mitarbeiterinnen und Mitarbeitern, Mitgliedern des Verwaltungsrates oder Beratern der Gesellschaft oder einer ihrer Konzerngesellschaften im Rahmen eines oder mehrerer durch den Verwaltungsrat erlassenen Aktienbeteiligungsprogramme oder Reglemente ausgegeben bzw. eingeräumt werden. Der Verwaltungsrat regelt die Einzelheiten.

Erläuterung: Der Verwaltungsrat beantragt die Erhöhung des bedingten Kapitals zu Finanzierungszwecken, um die finanzielle Flexibilität der Gruppe zu erhöhen. Das bedingte Kapital für Beteiligungspläne soll der Gesellschaft ermöglichen, Anreize für Mitarbeitende zu schaffen, die für die Entwicklung des Geschäfts erforderlich sind, und diese zu halten.
4.3	Aufhebung von Artikel 5 der Statuten
Der Verwaltungsrat beantragt, Artikel 5 der Statuten ersatzlos zu streichen.
Erläuterung: Der Inhalt von Artikel 5 der Statuten ist in den revidierten Artikeln 3a und 3b enthalten. Traktandum 4.3 wird nur zur Abstimmung gebracht, wenn die Anträge des Verwaltungsrats unter Traktandum 4.1 und 4.2 gutgeheissen werden.

5	Vergütung des Verwaltungsrats und der Geschäftsleitung

5.1	Genehmigung der Vergütung des Verwaltungsrats
Der Verwaltungsrat beantragt den maximalen Gesamtbetrag der Vergütung der Mitglieder des Verwaltungsrats in der Höhe von CHF 800‘000 (brutto) für den Zeitraum von der ordentlichen Generalversammlung 2016 bis zur ordentlichen Generalversammlung 2017 zu genehmigen.

5.2	Genehmigung der Vergütung der Geschäftsleitung für das Geschäftsjahr 2015
Der Verwaltungsrat beantragt, die Genehmigung des Gesamtbetrages der Vergütung der Mitglieder Geschäftsleitung in der Höhe von CHF 1'752’000 (brutto) für das Geschäftsjahr 2015.
Erläuterung: Die Generalversammlung 2015 genehmigte in Übereinstimmung mit Artikel 21 der Statuten den Gesamtbetrag der Vergütung für das Geschäftsjahr 2016. Der Verwaltungsrat beantragt deshalb gestützt auf Artikel 21 nachträglich die Genehmigung der Gesamtvergütung der Geschäftsleitung für das Geschäftsjahr 2015.

5.3	Genehmigung der Vergütung der Geschäftsleitung für das Geschäftsjahr 2017
Der Verwaltungsrat beantragt, den maximalen Gesamtbetrag der Vergütung der Mitglieder der Geschäftsleitung in der Höhe von CHF 4‘000‘000 (brutto) für das Geschäftsjahr 2017 zu genehmigen.
Erläuterung: Der Antrag berücksichtigt die Unternehmensentwicklung und die damit verbundene, beabsichtigte Erweiterung der Geschäftsleitung.

6	Wahlen in den Verwaltungsrat und Wiederwahl des Präsidenten
Der Verwaltungsrat beantragt die:
6.1	- Wiederwahl von Thomas Meyer als Mitglied und Präsident des Verwaltungsrats
6.2	- Wiederwahl von James I. Healy als Mitglied des Verwaltungsrats
6.3	- Wiederwahl von Wolfgang Arnold als Mitglied des Verwaltungsrats
6.4	- Wiederwahl von Oliver Kubli als Mitglied des Verwaltungsrats
6.5	- Wiederwahl von Berndt A. Modig als Mitglied des Verwaltungsrats
6.6	- Wiederwahl von Antoine Papiernik als Mitglied des Verwaltungsrats
6.7	- Wiederwahl von Calvin W. Roberts als Mitglied des Verwaltungsrats
6.8	- Wahl von Armando Anido als Mitglied des Verwaltungsrats
für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2017.

7	Wahlen in den Vergütungsausschuss des Verwaltungsrats
Der Verwaltungsrat beantragt die:
7.1	- Wiederwahl von James I. Healy als Mitglied des Vergütungsausschusses
7.2	- Wiederwahl von Antoine Papiernik als Mitglied des Vergütungsausschusses
7.3	- Wahl von Armando Anido als Mitglied des Vergütungsausschusses
für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2017.

8	Wiederwahl der Revisionsstelle
Der Verwaltungsrat beantragt die Wiederwahl von Deloitte AG als Revisionsstelle für das Geschäftsjahr 2016.

9	Wiederwahl des unabhängigen Stimmrechtsvertreters
Der Verwaltungsrat beantragt die Wiederwahl von Rechtsanwalt Sandro G. Tobler, Zug, als unabhängigen Stimmrechtsvertreter für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2017.

Zug, 14. März 2016
Für den Verwaltungsrat
/s/ Thomas Meyer, Präsident und CEO

Organisatorische Hinweise

A	Lagebericht
Der Lagebericht, die Jahresrechnung, die Konzernrechnung und der Vergütungsbericht der Auris Medical Holding AG für das Geschäftsjahr 2015 sowie die dazugehörigen Berichte der Revisionsstelle können in der Rubrik “Investors” unserer Website (www.aurismedical.com) eingesehen werden.

B	Einladung und persönliche Teilnahme
An der Generalversammlung teilnahme- und stimmberechtigt sind die am 4. April 2016 um 16 Uhr EST im Aktienbuch unseres Transfer Agents, American Stock Transfer & Trust Company, LLC, eingetragenen Aktionäre. Die Einladung wird am 14. März 2016 an die am 10. März 2016 im Aktienbuch eingetragenen Aktionäre versandt. Aktionäre, die sich nach dem 10. März 2016 im Aktienbuch eintragen lassen, erhalten die Einladung nach dem 4. April 2016.
Aktionäre, die persönlich an der Generalversammlung teilnehmen, müssen sich am Eingang mit dem Vollmachtsformular und einem gültigen Personalausweis ausweisen.

C	Vollmachten
Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können:
(a) dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, schriftlich oder elektronisch eine Vollmacht erteilen; oder
(b) einem anderen Aktionär oder einen Dritten schriftlich eine Vollmacht erteilen.
Vollmachten an den unabhängigen Stimmrechtsvertreter müssen bis zum 6. April 2016, 11 Uhr EST, beim unabhängigen Stimmrechtsvertreter oder dem Transfer Agent, American Stock Transfer & Trust Company, LLC, eingehen. Später eingehende Vollmachten können nicht berücksichtigt werden.
Die Login Daten für die elektronische Erteilung der Vollmachten sind auf dem Vollmachtsformular abgedruckt. Elektronische Vollmachten müssen bis zum 6. April 2016, 11:59 Uhr EST, eingehen.
Aktionäre, die dem unabhängigen Stimmrechtsvertreter schriftlich oder elektronisch eine Vollmacht erteilen, sind an der Generalversammlung nicht stimmberechtigt.

D	Eintragungen im Aktienbuch / Keine Handelsbeschränkung
Informationen zur Eintragung im Aktienbuch sind in der Rubrik „Investors“ unserer Website (www.aurismedical.com) abrufbar. Zwischen dem 4. April 2016, 16 Uhr EST, und 8. April 2016, 16 Uhr, EST werden keine Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eingetragen. In ihrer Eigenschaft als Transfer Agent nimmt American Stock Transfer & Trust Company, LLC Eintragungen und Löschungen im Aktienbuch auch in diesem Zeitraum vor.
Die Eintragung der Aktionäre zum Zweck der Stimmabgabe hat keinen Einfluss auf den Handel mit Auris Medical Aktien, die von den eingetragenen Aktionären vor, während oder nach der Generalversammlung gehalten werden.

E	Treuhänderisch gehaltene Aktien
Treuhänderisch gehaltene Aktien (Aktien “in street name”) werden durch Banken, Broker oder Treuhänder gehalten. Der Stichtag für Aktien, die treuhänderisch gehalten werden, ist der 10. März 2016. Die wirtschaftlich Berechtigten beachten in Bezug auf die Ausübung der Stimmrechte die Weisungen ihrer Bank, Broker oder Treuhänder. Wirtschaftlich Berechtigte, die persönlich an der Generalversammlung teilnehmen wollen, benötigen eine Vollmacht der Organisation, die ihre Aktien hält. Die Vollmacht muss zusammen mit einem gültigen Personalausweis am Eingang zur Generalversammlung vorgewiesen werden.
Wirtschaftlich Berechtigte, die keine Vollmacht von Ihrem Treuhänder erhalten haben, sind nicht berechtigt, die Aktien zu vertreten und an der Generalversammlung teilzunehmen.

Agenda
1	Approval of the Annual Report, the Financial Statements and the Group Consolidated Financial Statements for the 2015 financial year
The Board of Directors proposes that the Annual Report, the Financial Statements and the Group Consolidated Financial Statements for the 2015 financial year be approved.

2	Discharge of liability for the members of the Board of Directors and the persons entrusted with the Company’s management
The Board of Directors proposes that the discharge of liability for the members of the Board of Directors and the persons entrusted with the Company’s management for the 2015 financial year be approved.

3	Appropriation of Financial Results
Loss for the year 2015	CHF (635,871)
Loss carryforward	CHF (34,193,525)
Accumulated loss	CHF (34,829,396)
The Board of Directors proposes to carry forward the loss for the year 2015 in the amount of CHF 635,871.

4	Changes to the Articles of Association

4.1	Increase and Amendment of the Authorized Share Capital
The Board of Directors proposes to increase the authorized share capital from CHF 1,204,706 to CHF 6,860,000 and amend Article 3a of the Articles of Association to read as follows:

Article 3a Authorized Capital

The Board of Directors is authorized at any time until 8 April 2018 to increase the share capital by a maximum aggregate amount of CHF 6,860,000.00 through the issuance of not more than 17,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each.

Increases in partial amounts are permitted. The Board of Directors may issue new shares also by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The Board of Directors determines the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the pre-emptive rights, the allocation of pre-emptive rights which have not been exercised, and the date on which the dividend entitlement starts. The Board of Directors is authorized to permit, to restrict or to deny the trade with pre-emptive rights.
If pre-emptive rights are granted, but not exercised, the Board of Directors may use the respective shares in the interest of the Corporation.
The Board of Directors is authorized to restrict or to exclude the pre-emptive rights of the shareholders, and to allocate them to third parties or to the Corporation, in the event of use of the shares for the purpose of: a) expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges; b) granting an over-allotment option (“greenshoe”) to one or several underwriters in connection with a placement of shares; c) share placements, provided the issue price is determined by reference to the market price; d) the participation of employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans issued by the Board of Directors; e) the acquisition of companies, company assets, participations, the acquisition of products, intellectual property rights, licenses or new investment projects or for public or private share placements for the financing and/or refinancing of such transactions; f) for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the pre-emptive rights of the existing shareholders; or g) the acquisition of a participation in the Corporation by a strategic partner (including in the case of a public takeover offer).

Explanation: The Company issued shares pursuant to Article 3a in the context of public offerings in 2014 and 2015. As a result, its authorized capital has been reduced to CHF 1.2 million. Absent an amendment, the authorization to issue shares out of this authorized capital would expire on June 30, 2016. In order to allow for funding the future development of the Company and to increase the financial flexibility, the Board of Directors proposes to the Annual General Meeting to increase the authorized capital to CHF 6.86 million and to amend Article 3a of the Articles of Association. The authorization to increase the share capital by CHF 6.86 million will be valid for two years.

4.2	Increase and Amendment of the Conditional Share Capital
The Board of Directors proposes to increase the conditional share capital for financing purposes from CHF 2,000,000 to CHF 4,860,000 and to increase the conditional share capital for equity incentive plans from CHF 570,247.60 to CHF 2,000,000 and proposes to amend Article 3b of the Articles of Association to read as follows:

Article 3b

Conditional share capital for financing purposes

The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 4,800,000.00 through the issuance of not more than 12,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

When issuing Financial Instruments the Board of Directors is authorized to limit or exclude the advance subscription rights of shareholders:
a) for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations, products, intellectual property rights, licenses, cooperations or of newly planned investments of the Corporation;
b) if the issue occurs on domestic or international capital markets including private placements; or
c) for purposes of an underwriting of the Financial Instruments by a banking institution or a consortium of banks with subsequent offering to the public.
To the extent that the advance subscription rights are excluded, i) the Financial Instruments are to be placed at market conditions; ii) the exercise period, the conversion period or the exchange period of the Financial Instruments may not exceed 10 years as of the date of the issue; and iii) the conversion price, the exchange price or other exercise price of the Financial Instruments must be determined by reference to the market price.

Conditional share capital for equity incentive plans

The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 2,000,000.00 through the issuance of not more than 5,000,000 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.40 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof , which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.

Explanation: The Board of Directors proposes the increase of the conditional share capital for financing purposes to increase the financial flexibility of the Company. Conversely, the conditional share capital for equity incentive plans shall enable the Company to incentivize and retain the talent required to develop its business.

4.3	Cancellation of Article 5 of the Articles of Association
The Board of Directors proposes to cancel Article 5 of the Articles of Association.
Explanation: The content of Article 5 is included in the revised Articles 3a and 3b. Item 4.3 will only be voted on if the Board of Directors’ proposals under item 4.1 and 4.2 are approved.

5	Compensation of the Board of Directors and the Executive Management Committee

5.1	Approval of the Compensation of the Board of Directors
The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 800,000 (gross) for the members of the Board of Directors for the period from the 2016 Annual General Meeting to the 2017 Annual General Meeting be approved.

5.2	Approval of the Compensation of the members of the Executive Management Committee for the 2015 financial year
The Board of Directors proposes that the aggregate amount of compensation of CHF 1,752,000 (gross) for the members of the Executive Management Committee for the 2015 financial year be approved.
Explanation: In accordance with Article 21 of the Articles of Association, the 2015 Annual General Meeting approved the compensation for the 2016 financial year. The Board of Directors therefore proposes to approve retroactively the total compensation paid to the Executive Management Committee in 2015 based on Article 21 of the Articles of Association.

5.3	Approval of the Compensation of the members of the Executive Management Committee for the 2017 financial year
The Board of Directors proposes that the maximum aggregate compensation amount of CHF 4,000,000 (gross) for the members of the Executive Management Committee for the 2017 financial year be approved.
Explanation: The proposal accounts for the development of the Group and the expected enlargement of the Company’s Executive Management Committee.
6	Elections to the Board of Directors and Re-election of the Chairman
The Board of Directors proposes the:
6.1	- Re-election of Thomas Meyer as member and Chairman of the Board of Directors
6.2	- Re-election of James I. Healy as member of the Board of the Board of Directors
6.3	- Re-election of Wolfgang Arnold as member of the Board of the Board of Directors
6.4	- Re-election of Oliver Kubli as member of the Board of the Board of Directors
6.5	- Re-election of Berndt A. Modig as member of the Board of the Board of Directors
6.6	- Re-election of Antoine Papiernik as member of the Board of the Board of Directors
6.7	- Re-election of Calvin W. Roberts as member of the Board of the Board of Directors
6.8	- Election of Armando Anido as member of the Board of the Board of Directors for a term of one year ending upon completion of the 2017 Annual General Meeting.

7	Elections to the Compensation Committee
The Board of Directors proposes the:
7.1	- Re-election of James I. Healy as member of the Compensation Committee
7.2	- Re-election of Antoine Papiernik as member of the Compensation Committee
7.3	- Election of Armando Anido as member of the Compensation Committee for a term of one year ending upon completion of the 2017 Annual General Meeting.

8	Re-Election of the Auditors
The Board of Directors proposes the re-election of Deloitte AG as auditors for the 2016 financial year.

9	Re-Election of the Independent Proxy
The Board of Directors proposes the re-election of Sandro G. Tobler, attorney at law, Zug, as independent proxy for a term of one year ending upon completion of the 2017 Annual General Meeting.

Zug, March 14, 2016 For the Board of Directors /s/ Thomas Meyer, Chairman and CEO
Organizational Matters

A	Annual Report
The Annual Report, the Financial Statements, the Group Consolidated Financial Statements and the Compensation Report for the 2015 financial year as well as the corresponding Auditor’s reports are available for download in the “Investors” section of our website (www.aurismedical.com).

B	Invitation and Attendance
Shareholders registered in the share ledger maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4 pm EST on April 4, 2016 are entitled to participate in and vote at the Annual General Meeting. On March 14, 2016, the invitation and proxy form will be mailed to all holders of record as at March 10, 2016. Shareholders registered after March 10, 2016, will receive their invitation after April 4, 2016.
If you wish to attend the Annual General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C	Representation
Shareholders of record, who do not attend the Annual General Meeting in person, may:
(a) grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically; or
(b) grant a proxy in writing to another shareholder or other third party.
Proxies to the independent proxy must be received by the independent proxy or our transfer agent, American Stock Transfer & Trust Company, LLC, no later than 11am EST on April 6, 2016. Proxies received after such time will not be considered.
The login information for electronic instructions is set forth on the proxy form. Electronic instructions must be received no later than 11:59am EST on April 6, 2016.
Shareholders that have granted a proxy to the independent proxy, in writing or electronically, may not vote their shares at the Annual General Meeting.

D	Registration as a shareholder with voting rights / No Trading Restrictions
Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EST on April 4, 2016 and 4pm EST on April 8, 2016 no shareholder will be registered as a shareholder of record in the Company’s share ledger. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.
The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the Annual General Meeting.

E	“Street Name” Holders
“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is March 10, 2016. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the Annual General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Annual General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Annual General Meeting.

Translation
In case of discrepancies between the English version and the German original of this invitation, the wording of the German original prevails.

Fragen:	Questions:
Bei Fragen zur Generalversammlung wenden Sie sich bitte an: Auris Medical Holding AG zHd General Counsel Bahnhofstrasse 21 6300 Zug, Schweiz Tel. +41 41 729 71 94 investors@aurismedical.com

For questions related to the Annual General Meeting, please contact:

Auris Medical Holding AG

Attn. General Counsel

Bahnhofstrasse 21

6300 Zug, Switzerland

Phone: +41 41 729 71 94

investors@aurismedical.com